UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CoreLogic, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-1068610
(State of incorporation or organization)	(IRS Employer Identification No.)

40 Pacifica, Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

n/a

(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

none

Item 1.	Description of Registrant’s Securities to be Registered.

On July 6, 2020, the Board of Directors (the “Board”) of CoreLogic, Inc., a Delaware corporation (the “Company”), authorized and declared a dividend distribution of one right (each, a “Right”) for each outstanding share of common stock, par value $0.00001 per share, of the Company (the “Common Stock”). The dividend is payable to holders of record as of the close of business on July 17, 2020 (the “Record Date”).

Each Right entitles the registered holder thereof to purchase from the Company, when exercisable and subject to adjustment, a unit consisting of one one-thousandth (1/1,000) of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.00001 per share (the “Preferred Stock”), at a purchase price of $308.00 per Unit, subject to adjustment (the “Purchase Price”). The description and complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of July 6, 2020, between the Company and Equiniti Trust Company, as rights agent.

The following is a summary of the material terms of the Rights Agreement, and is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed July 7, 2020, and is incorporated by reference herein.

Rights Certificates; Exercise Period; Term

Initially, the Rights will be attached to all Common Stock certificates then outstanding (or for book entry shares of Common Stock, the Rights will be represented by notations in the respective book entry accounts), and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of the (i) tenth (10th) business day following a public announcement (or, if the tenth (10th) business day after such public announcement occurs before the Record Date, the close of business on the Record Date) that a person or group of affiliated or associated persons (such person or group being an “Acquiring Person”), other than certain exempt persons, has acquired beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock (or twenty percent (20%) or more of the outstanding shares of Common Stock in the case of passive institutional investors reporting beneficial ownership on Schedule 13G (a “Schedule 13G Institutional Investor”) under the Securities and Exchange Act of 1934, as amended), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person or group of affiliated or associated persons shall become an Acquiring Person if they become the beneficial owner of any additional shares of Common Stock; provided, for the avoidance of doubt, that the modification (directly or indirectly) of any derivative instrument or transaction that is not by its terms exchangeable or exercisable for, or convertible into, Common Stock to provide for the possibility of, or the exchange or settlement of any such instrument or transaction for, the issuance or transfer of shares of Common Stock or an instrument or transaction providing for the issuance or transfer of shares of Common Stock of the Company shall be deemed to be an acquisition of beneficial ownership of additional shares of Common Stock of the Company (regardless of whether thereafter or as a result thereof there is an increase, decrease or no change in the percentage of Common Stock then outstanding beneficially owned by such person or group of affiliated or associated persons)), (b) repurchases of Common Stock or securities convertible or exchangeable into Common Stock by the Company, (c) certain inadvertent acquisitions or (d) certain other situations (as specified in the Rights Agreement) and (ii) tenth (10th) business day (or such later date as the Board may determine) following the commencement of a tender or exchange offer by any person that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include derivative securities.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, for book entry Common Stock, by the notations in the respective book entry accounts) and will be transferred with, and only with, such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference (for book entry Common Stock, this legend will be contained in the notations in book entry accounts) and (iii) the surrender for transfer of any Common Stock outstanding will also constitute the transfer of the Rights associated with such Common Stock. Pursuant to the Rights Agreement, the Company reserves the right to require, prior to the occurrence of a Triggering Event (as defined below), that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire on July 6, 2021, unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock (or notices will be provided to holders of book entry Common Stock) as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Common Stock issued prior to the Distribution Date will be issued with the Rights.

Change of Exercise of Rights Following Certain Events

The following described events are referred to as “Triggering Events.”

(a) Flip-In Event. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, other securities, cash or other assets of the Company) having a value equal to two (2) times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void and any holder of such Rights (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Rights. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until the Distribution Date.

(b) Flip-Over Events. In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the shares of Common Stock of the Company are changed or exchanged or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the Purchase Price.

Redemption

At any time until the earlier of (i) ten (10) business days following public announcement that an Acquiring Person has become such (the “Stock Acquisition Date”) (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, ten (10) business days following the Record Date) or (ii) the expiration of the Rights Agreement, the Board may direct the Company to redeem all but not less than all of the then outstanding Rights, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board), subject to adjustment as provided in the Rights Agreement (the “Redemption Price”). Immediately upon the action of the Board directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange of Rights

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person but before any person acquires beneficial ownership of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board may direct the Company to exchange the Rights (other than Rights owned by such person or group or certain related parties, which will have become null and void and non-transferable as described above), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Company may substitute Preferred Stock (or shares of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges) for Common Stock at an initial rate of one Unit of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges) per share of Common Stock. Immediately upon the action of the Board directing the Company to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or Units of Preferred Stock or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges) equal to the number of Rights held by such holder multiplied by the exchange ratio.

Certain Adjustments

In order to preserve the actual or potential economic value of the Rights, the number of shares of Preferred Stock or other securities issuable upon exercise of the Rights, the Purchase Price, the Redemption Price and the number of Rights associated with each outstanding share of Common Stock are all subject to adjustment by the Board pursuant to certain customary anti-dilution provisions.

No Stockholder Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

Subject to certain exceptions specified in the Rights Agreement, for so long as the Rights are then redeemable, the terms of the Rights and the Rights Agreement may be amended by the Company without the approval of any holders of Rights. Subject to certain exceptions specified in the Rights Agreement, after the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Company, without the approval of any holder of Rights, including to shorten or lengthen any time period under the Rights Agreement, so long as no such amendment (a) adversely affects the interests of the holders of the Rights as such, (b) causes the Rights Agreement to become amendable other than as already provided in the Rights Agreement or (c) causes the Rights to again become redeemable.

Certain Anti-Takeover Effects; Miscellaneous

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group of affiliated or associated persons that acquires beneficial ownership of ten percent (10%) (or twenty percent (20%) in the case of a Schedule 13G Institutional Investor) or more of the outstanding shares of Common Stock. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which has been filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 7, 2020 and is incorporated by reference herein.

Item	2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of CoreLogic, Inc., dated July 7, 2020 (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by CoreLogic, Inc. on July 7, 2020)

4.1	Rights Agreement, dated as of July 6, 2020, by and between the Company and Equiniti Trust Company, as rights agent, which includes as Exhibit B the Form of Rights Certificate (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by CoreLogic, Inc. on July 7, 2020)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 7, 2020

CORELOGIC, INC.

By:	/s/ Frank D. Martell
Name:	Frank D. Martell
Title:	President and Chief Executive Officer